"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange



www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

Under its option programme for senior executives, Orkla exercised 477 500 options at an average price of NOK 35.57, and 100 000 cash bonus options at an average price of NOK 21.13 on the last exercise date, 15 December 2009.

Orkla has transferred Orkla shares for the amount of the net proceeds to all the primary insiders affected by the option exercise. A list of the primary insiders affected by the option exercise is attached herewith.

After this transaction, the total number of options issued in Orkla shares is now 14,967,000. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,147,267 treasury shares.

Orkla ASA
Oslo, 16 December 2009


10015022

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 930 56093

dlw 1/5

Melding til Oslo Børs



www.orkla.no
Postboks 423 Skøyen, N-0213 Oslo Telefon: +47-22 54 40 00 E-post: info@orkla.no

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Primary insiders affected by the option exercise:

Name	Options exercised	Strike (NOK)	Shares transferred	Price (NOK)	New holding of options	New holding of shares
Dag J. Opedal	200 000	37.23	33 577	56.05	1 270 000	342 173
Roar Engeland	200 000	37.23	33 577	56.05	615 000	178 278
Torkild Nordberg	62 500	27.00	16 196	56.05	355 000	62 444
Håkon Mageli	15 000	27.00	3 887	56.05	125 000	56 320

In addition Opedal has exercised 60 000 cash bonus options at strike NOK 20.53

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange



www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 14 December 2009, in connection with Orkla`s option programme, 25 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,529,500 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,319,504 treasury shares.

Orkla ASA
Oslo, 14 December 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 2254 4455

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange



www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 11 December 2009, in connection with Orkla`s option programme, 55 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,554,500 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,344,504 treasury shares.

Orkla ASA
Oslo, 11 December 2009

Contact Orkla Investor Relations:
Rune Helland, Tel: +47 22544411

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange



www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 15 December 2009, in connection with Orkla`s option programme, 85 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

Primary insider Fridthof Røer (Chief Internal Auditor, Orkla ASA) exercised 15,000 options and increased his holding of Orkla shares. After this transaction Røer`s new holding in Orkla ASA is 19,563 shares and 75,000 options.

After this transaction, the total number of options issued in Orkla shares is now 15,444,500 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,234,504 treasury shares.

Orkla ASA
Oslo, 15 December 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 2254 4455